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                                                                  EXHIBIT (a)(6)

Press Release wang (04.05.99)                                        Page 1 of 5

Press
release       Getronics announces recommended public bid for Wang Global
              Getronics will become a global network services and business
Amsterdam,    solution company
May 4, 1999   Getronics will achieve wide geographical coverage in Europe, a strong base in North America and substantial footholds in Asia and South America
              Pro-forma net sales 1998 of Dfls 9.6 billion, active in over 40 countries with 33,000 employees
              Financing of the acquisition through a mix of borrowings and issue of new shares
              Accelerated growth in earnings per share, before amortisation of goodwill, through the acquisition
              Sound basis for further acceleration of growth, particularly in Business Solutions & Consulting
              Getronics has signed an agreement with Wang Global to purchase all the shares of Wang Global. The acquisition will be realised by way of a public tender offer for all common shares, warrants, options and other equity instruments outstanding. The offer price for the common shares is set at US$ 29.25. The total transaction value amounts to Dfls 3.7 billion. The transaction has been approved and is recommended by Wang Global's Board.

              Profile of Wang Global

              Wang Global is a leading international network technology services and solutions company providing a comprehensive range of ICT services for today's networked business environments. In calendar year 1998, Wang Global realised net sales of Dfls 6.1 billion of which 53% in Europe, 36% in North and South America and 11% in Asia-Pacific.

              Wang Global designs, installs, operates and maintains desktop and network infrastructures for some of the world's largest multinational companies. Its services include systems architecture design, installation, warranty, help desk, maintenance, software support, and management of enterprise networks to the desktop as well as e-commerce solutions.

              Wang Global's integration services provide business solutions primarily for the financial services industry as well as the public sector.

              NASDAQ listed Wang Global employs 20,000 professionals and has subsidiaries and affiliates in 22 countries in Europe and over 40 countries worldwide.

              In the last couple of years, Wang Global's sales mix has shifted from a focus on proprietary products towards building a substantial presence in the growing market for network and desktop services. In 1998, 65% of net sales was realised by Network Technology Services & Solutions. Remaining sales were realised by
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Press Release wang (04.05.99)                                        Page 2 of 5


              Traditional Products and Services (25%) and Standard Products
              (10%).

              Wang Global has established partnership programmes with some of the world's leading technology companies. It is global systems integrator for Cisco Systems, one of the two global service providers for Dell, and a global enterprise partner for Microsoft.

              Key figures for Wang Global are:

              Dfls million                            Calendar year 1998
              ----------------------------------------------------------
              Net sales                               6,108
              ----------------------------------------------------------
              Earnings before interest, taxes,        444
              depreciation and amortization
              ----------------------------------------------------------
              Employees at year-end                   20,300
              ----------------------------------------------------------

              ----------------------------------------------------------

              Accelerated international growth for Getronics through Wang Global acquisition


              Through this acquisition Getronics is anticipating a growing trend in the ICT services industry where international clients require a wide geographical coverage and a full service range from their ICT suppliers. This trend is explicitly expected in the area of desktop and network (integration) services, which market is currently still very fragmented with a large number of suppliers active mainly on a local basis. Through the acquisition of Wang Global, Getronics will obtain a strong competitive edge, be able to internationally leverage on the existing multinational client base and in the coming years obtain new multinational clients based upon its capacity to provide a standardised service offering on a global basis. Business contacts have shown that there is good strategic fit between the two companies.

              Upon completion of the transaction, Getronics will be a leading global ICT company in network services and business solutions with a presence in over 40 countries. Combined 1998 annualised sales will total Dfls 9.6 billion, of which 70% will be realised within Europe, and the combined workforce will total 33,000 employees.

              Furthermore the Wang Global acquisition will offer a platform for growing the Business Solutions & Consulting activities along the lines of the growth path Getronics has followed in recent years.

              Accelerated growth in earnings per share of Getronics

              Through the acquisition of Wang Global, Getronics expects to enhance earnings per share growth. These expectations are, inter alia, based on the financing structure envisaged for this transaction and are excluding the amortisation of goodwill. Getronics will capitalize the goodwill related to this transaction and amortise on a straight-line basis over a period of 20 to 30 years.
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Press Release wang (04.05.99)                                        Page 3 of 5


              Organisation

              Upon completion of the public tender offer, the Board of Management of Getronics will consist of five members. Cees van Luijk will continue as President & CEO. Joseph Tucci, currently Chairman and CEO of Wang Global, will be Deputy CEO. Peter van Voorst will continue as member of the Board of Management and Jan Docter will continue as Chief Financial Officer. Mias van Vuuren, currently member of the Management Committee at Wang Global, will join the Board of Management.

              Corporate Headquarters will be located in Amsterdam. Given the high degree of complementarity in the geographical spread of both Getronics and Wang Global no major changes are foreseen in the organisation of the operational entities.

              Wang Global background

              Until 1993 Wang Global was active as proprietary IT product and service company focused on office automation and mini-computers. After financial difficulties the company emerged out of Chapter 11 in 1993 with new senior management led by its current Chairman & CEO, Mr. Joseph Tucci and a new strategic focus to build the company's multi vendor services business. In the period 1993 1997 the company has been successful in building and expanding its service activities with a focus on desktop and network services.

              In March 1998, Wang Global substantially expanded its geographical reach and the size of its services activities by the acquisition of Olsy, the systems and services division of Olivetti S.p.A. Wang Global is currently in the final stages of integrating the Olsy acquisition. In parallel with the integration and rightsizing of the company following the Olsy acquisition, operations have been integrated and several standardised global business concepts have been successfully launched. These business concepts focus on management of networks and desktop environments.

              In calendar year 1998, Wang Global realised net sales of Dfls 6.1 billion and earnings before interest, taxes, depreciation, amortization and adjusted for non-recurring charges, of Dfls 444 million. Its balance sheet total and group equity, at year end 1998, amounted to Dfls 4.7 billion and Dfls 0.9 billion respectively.

              As expected Wang Global reported an estimated net loss of Dfls 115 mln for the Quarter ending March 31, 1999. The loss is consistent with restructuring actions, previously announced in connection with the Olsy acquisition. The progress towards the stated goal of US$ 150-200 million cost saving opportunity, that was announced in conjunction with the acquisition of Olsy, remains on target. Adjusted for non-recurring charges, earnings before interest, taxes, depreciation and amortization in the first quarter of 1999 amounted to an estimated Dfls 104 million.

              Getronics background
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Press Release wang (04.05.99)                                        Page 4 of 5


              Getronics is one of Europe's largest service-providers in the field of Information and Communication Technology, with sales of Dfls 3.5 billion and 12,500 employees.

              ICT Services, Getronics' key activity, is arranged in two Business Groups, in order to offer complete ICT solutions either from the separate business units or working in partnership with each other:

                        Business Solutions & Consulting, comprising business units concerned with Software Solutions, Human Resource Solutions, Outsourcing and Consulting

                        System Integration & Network Services, comprising business units concerned with System Integration and Infrastructure & Network Services

              Getronics offers its customers the opportunity to source a broad range of sector-specific solutions from a single supplier. The Group's strength lies in the combination and integration of various technologies and modules, based on a thorough knowledge of ICT.

              Getronics performs services for the largest companies and financial institutions, is a prominent player in the non-profit sector, and a leading partner for government. Getronics' major business units are currently established in the Benelux countries, Germany, Scandinavia, Spain, Portugal, the United Kingdom and Mexico. Getronics has been listed on the Amsterdam Exchanges since 1985.

              Financing the Wang Global acquisition

              Getronics intends to finance the transaction initially through the approximately Dfls 0.7 billion proceeds of the 0.25% Subordinated Convertible Bonds (issued in April of this year) and a bridge loan for which adequate commitments have been obtained from Getronics' banks.

              Following the completion of the public tender offer, Getronics intends to refinance the acquisition through a combination of financing instruments. The financing structure is expected to be Dfls 0.5 billion in preference shares, Dfls 1.5 billion in ordinary shares and approximately Dfls 1.0 billion in senior debt.

              It is Getronics' view that the resulting financing structure, in combination with the capitalisation of acquired goodwill and the operating cash flow will provide a sound financial basis for future growth.

              Anticipated time schedule

              The recommended public tender offer will commence on May 10 and will end on June 7, 1999. It is the intention to start the global equity offering and the issue of preference shares in due time after the closing of the public tender offer.

              Conditions to completion of the acquisition
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Press Release wang (04.05.99)                                        Page 5 of 5


              The agreement signed between Getronics and Wang Global contains a number of conditions with respect to the closing of the tender offer. The acquisition will be conditioned, inter alia, upon approval by US and European anti-trust and other governmental authorities as far as required. In addition at least a majority of the common shares of Wang Global (calculated on a fully diluted basis) will need to have been validly tendered by the holders thereof.

              Analysts' meetings and press conference

              Analysts' meetings regarding the transaction will be held on Tuesday May 4 at: 12.30 am (Amsterdam time) at the World Trade Centre, Strawinskylaan 1, Amsterdam

              17.00 pm (London time) at ABN AMRO offices, 4 Broadgate, London

              A press conference will be held on Tuesday May 4 at:

              10.00 am (Amsterdam time) at the World Trade Center, Strawinskylaan 1, Amsterdam

              Getronics is being advised by ABN AMRO Bank NV with respect to the acquisition and the subsequent equity and debt financing. The bridge loan has been underwritten by ABN AMRO Bank NV and ING Bank.

              Exchange rate used: US$ 1.00 = Dfls 2.00.

              Appendix: financial information on Getronics and Wang Global

              This does not constitute an offer for sale of securities in the United States. Securities offered by the Company may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of any offering in the United States or to conduct a public offering of securities in the United States.

              _________________________________________
              For further information:
              Getronics NV
              Donauweg 10
              1043 AJ Amsterdam
              The Netherlands
              Tel.: +31 20 586 1501
              Fax.: + 31 20 586 1568
              www.Getronics.nl